THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
If you have sold or transferred all your ordinary shares in Rio Tinto Limited or Rio Tinto plc, you should send this document as soon as possible to the purchaser or transferee or to the stockbroker, bank or other person through whom the sale or transfer was effected for delivery to the purchaser or transferee.
27 December 2007
Dear Shareholder
Update on unsolicited proposal to acquire Rio Tinto
I am writing to update you on developments at your company.
As you may be aware, BHP Billiton recently made an unsolicited approach to acquire Rio Tinto which your Boards unanimously rejected as it significantly undervalued Rio Tinto and its prospects.
Since I last wrote to you on 12 November we have publicly outlined our exceptional growth outlook as an independent company, while also taking steps to obtain some clarity for our shareholders in relation to BHP Billiton’s unsolicited proposal.
On 26 November, Rio Tinto’s Chief executive Tom Albanese highlighted our global growth prospects in iron ore, our high quality copper projects and global, leading position in aluminium. Together these are positioned to capture strong growth in demand in the developing economies, including China and India.
We also demonstrated our commitment to enhancing shareholder value by announcing increased future dividends, involving a 30 per cent increase in the total 2007 dividend with a further annual total increase of no less than 20 per cent in each of the following two years.
The investor seminar presentation and a news release called Rio Tinto poised for exceptional growth can be found on our website at the following link. www.riotinto.com/investorseminardisclaimer.asp
On 10 December, we applied to the UK Takeover Panel for a ruling under the UK Takeover Code to set a deadline by which BHP Billiton must clarify its intentions.
Rio Tinto plc 5 Aldermanbury Square London EC2V 7HR
REGISTERED OFFICE: 5 Aldermanbury Square London EC2V 7HR Registered in England & Wales Company No. 719885

I am pleased to inform you that the UK Takeover Panel has announced a deadline of 5.00pm GMT on 6 February 2008 by which time BHP Billiton must, unless the UK Takeover Panel consents otherwise, either announce a firm intention to make an offer for Rio Tinto plc or announce that it does not intend to make an offer for Rio Tinto plc.
If BHP Billiton announces that it does not intend to make an offer for Rio Tinto plc it will be prohibited from making any offer for, and from making any statement which raises or confirms the possibility that an offer might be made for, Rio Tinto plc for six months from the above date 6 February 2008, except with the consent of the UK Takeover Panel.
While the deadline applies only in respect of Rio Tinto plc, shareholders of both Rio Tinto plc and Rio Tinto Limited should note that the Dual Listed Company structure is designed to ensure that a person cannot take control of one company without having made an offer to the public shareholders of both companies.
Your Boards and management remain focused on the task of delivering on Rio Tinto’s potential and on maximising value for all shareholders.
Yours sincerely
Paul Skinner
Chairman
The Directors accept responsibility for the information contained in this letter. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.
This letter does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.
Forward-Looking Statements
•	This letter includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this letter, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
•	Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forwardlooking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward looking statements speak only as of the date of this letter. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
•	Nothing in this letter should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.